Exhibit 99.8

February 6, 2015

Atlas Energy, L.P.

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

Attention: Mr. Matthew A. Jones

SUBJECT:	Evaluation of Oil and Gas Reserves
To the Interests of Atlas Energy, L.P.
In Certain Properties Located in
Arkansas and Oklahoma
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2015
Job 15.1691

At the request of Atlas Energy, L.P. (AEP), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Mark Schumacher of AEP. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date.  This reserves evaluation is pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2014. The effective date of this report is January 1, 2015, and the report was completed February 6, 2015. The following is a summary of the results of the evaluation.

	Proved	Proved
	Developed	Developed	Total
Atlas Energy, L.P.	Producing	Nonproducing	Proved
SEC Parameters	(PDP)	(PDNP)	(PDP & PDNP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	1.720	0.000	1.720
Gas, MMcf:	46,013.242	0.000	46,013.242
Gas Equivalent, MMcfe:	46,023.562	0.000	46,023.562
(1 bbl = 6 Mcfe)
Cash Flow (BTAX), M$ Undiscounted:	112,443.391	0.000	112,443.391
Discounted at 10% Per Annum:	62,328.383	0.000	62,328.383

Please note numbers in table may not add due to rounding techniques in the ARIESTM petroleum software program.

Twelve Cadillac Drive   •   Suite 260

Brentwood, Tennessee 37027

(615) 370 0755       Fax (615) 370 0756

mail@wrightandcompany.com

Mr. Matthew A. Jones

Atlas Energy, L.P.

February 6, 2015

The properties evaluated in this report are located in the states of Arkansas and Oklahoma. According to AEP, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of AEP.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $94.99 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $4.350 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted product prices are $93.33 per barrel of oil and $3.845 per Mcf of gas. The base product prices were held constant for the life of the properties.

Oil volumes are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes or fees, operating expenses, and investments, as applicable.  The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow (BTAX) was discounted annually at 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. Wright has used all methods and procedures considered to be necessary under the circumstances to prepare this report.

Oil and gas reserves were evaluated for the proved developed producing (PDP) and proved developed nonproducing (PDNP) reserves categories. The summary classification of total proved reserves combines the PDP and PDNP categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude AEP from continuing to produce from currently active wells included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by AEP. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by AEP with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by AEP with regard to product pricing, appropriate adjustments, and lease operating expenses. Furthermore, if in the course of Wright's examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of AEP, abandonment costs net of salvage values were included where appropriate. Wright has not performed a detailed study of the abandonment costs nor the salvage values and offers no opinion as to AEP’s calculations and assumptions.

Mr. Matthew A. Jones

Atlas Energy, L.P.

February 6, 2015

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of AEP, nor does Wright or any of its employees have direct financial interest in AEP. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of AEP, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of AEP, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by AEP.

Based on data and information provided by AEP, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of AEP in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

Mr. Matthew A. Jones

Atlas Energy, L.P.

February 6, 2015

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,
Wright & Company, Inc.
TX Reg. No. F-12302
By:	/s/ D. Randall Wright
D. Randall Wright
President